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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ December 2007

PEDIMENT EXPLORATION LTD.
(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release: December 7, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                                    Yes ___   No <u>xxx</u>

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December 07, 2007

Core Drill Added to San Antonio Program.
New RC Results Include 47 m of 2.2 g/t Gold and Extend Strike 100 Metres South

Pediment Exploration Ltd. (TSX-V: PEZ) is pleased to report that a diamond drill rig has been added to the drill program at the San Antonio gold project in Baja California Sur, Mexico. Core drilling will be used to obtain additional information about geological features and obtain metallurgical samples of the Los Planes mineralization. The continuing reverse circulation drilling program will measure strike extensions and detail the known extent of the Los Planes deposit. Peripheral areas within the San Antonio project are also targeted for exploration with the core drill.

To date 71 reverse circulation (RC) drill holes totalling more than 14,000 metres have been completed. Final assay results have been received for 39 of these holes, of which 27 have been previously released, and the balance is in-process. New RC results from shallow depths reported below include a 100 metre strike extension south from previous reporting.

Please click on the links below to see the drill plan for the Los Planes zone
http://www.pedimentexploration.com/i/maps/DHLocationSANRPlan.pdf

East-Central Planes extension
New highlights in this area include PLRC-48 which cut four intervals beginning at 11 metres depth that aggregate 96.0 metres of 1.64 g/t gold over a 123.4 metre intersection length (vertically), with oxidation observed to a depth of 104.2 metres. Previously reported holes in this area were PLRC-13 and PLRC-14.

Table 1. Detail of drill-assay results for the central up-dip extension, Los Planes zone.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-28	85.52	114.4	28.88	1.51	Mixed oxide-sulphide zone
including	85.52	91.6	6.08	3.55	
PLRC-45	32.61	69.19	36.58	0.82	Oxide zone
PLRC-46	20.42	23.47	3.05	1.04	Oxide zone
and	34.14	52.43	18.29	1.56	Oxide zone
PLRC-48	11.3	31.1	19.8	1.39	Oxide zone
and	37.2	41.8	4.6	1.08	Oxide zone
and	55.5	79.9	24.4	0.83	Oxide zone
and	87.5	134.7	47.2	2.21	Sulphide zone from 104.2
PLRC-49	55.47	98.15	42.68	1.53	Mixed oxide-sulphide zone
including	58.52	64.62	6.1	5.07	

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2 Phone: (604) 682-4418 Fax: (604) 669-0384

Southern up-dip and on-strike extension
Results have been received for three drill holes that extend the zone south from previous releases by 50 metres (PLRC 31 and 47) and 100 metres (PLRC 32) at shallow depths. Highlights in this area include PLRC-31 that cut two intervals that aggregate 74.5 metres of 1.40 g/t gold within an 89.7 m drill section.

Table 2. Southern up-dip, on-strike extension, Los Planes zone, San Antonio project.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-31	40	75.0	35.0	1.42	Mixed oxide-sulphide zone
And	90.2	129.7	39.5	1.38	Sulphide zone
Including	61.3	64.3	3.0	4.93	
PLRC-32	1.9	15.7	13.7	0.95	Oxide zone
Including	49.0	70.3	21.3	0.90	Mixed oxide-sulphide zone
PLRC-47	26.5	49.4	22.9	0.64	Oxide zone

Northern Up-dip Los Planes Extension
New results from this area include PLRC-34 that cut three intervals which aggregate 67.1 metres of 1.48 g/t gold within a 77.7 metre drill section (vertically). Two drill holes, PLRC 30 and 44, testing further east in this area cut thick sections of sediment cover (155 and 177 metres respectively).

Table 3. Detail of drill-assay results for the northern up-dip, Los Planes zone, San Antonio project.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-34	55.5	98.2	42.7	1.87	Mixed zone, dominantly oxide
and	104.2	110.3	6.1	1.00	Sulphide zone
and	114.9	133.2	18.3	0.71	Sulphide zone
including	72.2	79.9	7.6	6.50	
PLRC-35	81.4	107.3	25.9	0.48	Oxide zone
and	113.4	133.2	19.8	1.10	Sulphide zone
PLRC-37	116.4	159.1	42.7	1.16	Sulphide zone

VP of Exploration Mel Herdrick states "the resumption of core testing at Los Planes with a modern rig moves the project to the next level of data acquisition, while the RC testing continues to close the gap between Los Planes and the historic Los Colinas resource. The core testing will advance our understanding of the system's high-grade areas and potential for expanding the deposit to depth." Mel Herdrick is a qualified person as defined by NI 43-101 and has approved the information contained in this release.

Sampling

Each 1.5 metre-long section of material from the reverse circulation drill is collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico. The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility. Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish. The company's QA/QC program includes the use of standards, blanks and duplicates, in addition to the internal program run by the laboratory.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, in relation to the drill program at the San Antonio gold project in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)


Date: December 11, 2007   By /s/ Gary Freeman
                                  Gary Freeman, President/CEO/Director